

October 17, 2011

Via E-mail
Terry C. Matlack
Chief Financial Officer
Tortoise Capital Resources Corporation
11550 Ash Street, Suite 300
Leawood, Kansas 66211

> **Re:** **Tortoise Capital Resources Corporation**
> **Registration Statement on Form S-3**
> **Filed September 21, 2011**
> **File No. 333-176944**

Dear Mr. Matlack:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us how you determined that you were eligible to use Form S-3 to register your offering under Instruction I.B.1 of the form.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. Please tell us how you considered Rule 3-09 of Regulation S-X when determining whether separate financial information of any of your investees should be filed.

4. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example, we note your disclosure found in

your Summary and Market Opportunity sections. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

5.   We note that you intend to qualify as a REIT. Please confirm that the tax opinion filed by counsel will opine as to whether the company has been organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and whether the company's proposed method of operation as disclosed in the prospectus will enable it to meet the requirements for qualification and taxation as a REIT.

6.   We note your disclosure that you are no longer subject to the 1940 Act. Please provide us with a detailed analysis supporting this conclusion. Please note that we will refer your response to the Division of Investment Management for further review.

7.   Please discuss any regulatory or legal restrictions on the liquidation of your securities portfolio.

8.   The prospectus contains jargon and technical terms that make it difficult for investors who are not familiar with your business. For example only, we note the following:

- aggregates;

- terminaling systems; and

- phase I assessment.

Please revise your document and replace technical jargon with plain English descriptions so that an ordinary, reasonable investor can better understand your disclosure. Instead of using industry jargon, explain these concepts in concrete, everyday language. If you must use industry terms, please explain the meaning of the terms the first time they are used.

9.   Please confirm that once the company has acquired a material amount of property assets it will include in any prospectus supplement used in connection with a future shelf takedown, either directly or through incorporation by reference, relevant real estate operating data disclosure, including occupancy and average effective rent data, tenant concentrations and lease expiration data.

10.   On page 2, you disclose that you do not have any agreements or signed letters of intent for additional investments, but that you have some opportunities in a preliminary stage of review. Please confirm if any of those potential investments are now probable and how

they were considered in your analysis regarding additional financial statement reporting requirements.

Prospectus Summary, page 1

Competitive Advantages, page 4

11.   We note your disclosure about the competitive advantages of your business. Please balance this disclosure by including a discussion of the most significant risks or disadvantages you face.

Risk Factors, page 9

12.   You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. Some of your risk factors seem to fit into this category and you should revise to cite a particular risk, or remove them. For example only, we note the following risk factors:

- "Some losses may not be covered by insurance," page 10;

- "We operate in a highly competitive market for investment opportunities," page 12;

- "Acts of terrorism may adversely affect us," page 15;

- "Sales of our common stock may put pressure on our stock price;" page 16 and;

- "Common stockholders may experience dilution," page 16.

Please refer to Item 503(c) of Regulation S-K and revise accordingly.

13.   Please include a risk factor, which discusses the risk that you may not be able to qualify as a REIT. This risk factor should address any risk of reliance on IRS private letter rulings in which you were not the subject taxpayer.

We may in the future elect to be taxed as a REIT and would be subject to a corporate level tax . . . . , page 9

14.   Risk factor disclosure should be sufficiently detailed so that investors can appreciate the potential magnitude of the risk presented. As currently written, this risk factor appears to summarize the relevant tax provisions for REITs, but does not clarify what the risk of this tax status is to your operations. Please revise.

TCA serves as investment adviser to other entities…, page 12

15.   Please revise this risk factor and the similar risk factor below related to Corridor Energy to identify any contractual advisory arrangements TCA or Corridor Energy currently have with third parties that might compete with the registrant.

The lack of liquidity in our securities investments may make it difficult . . . , page 13

16.   Please revise this risk factor to indicate that percentage of your portfolio that is invested in illiquid securities. For example, we note your disclosure on page 30, which indicates that as of May 31, 2011, 47.28% of your portfolio was invested in private equity.

Supplemental Pro Forma Selected Financial Data, page 20

17.   You disclose that on September 21, 2011 you withdrew your election to be regulated as a BDC, and as of such date no longer qualify as an investment company for purposes of applying U.S. GAAP. Please tell us how you determined that you are no longer considered an investment company as of September 21, 2011 for purposes of applying the Investment Company Audit Guide based on the scope detailed in ASC 946-10-15. We note that you have not yet qualified as a REIT and the majority of your assets are still securities. Please advise.

18.   We note that your pro forma data currently only reflects adjustments as it would have been reported had you not been required to prepare your financial statements in conformity with GAAP under the provisions of the Investment Company Audit Guide. Please tell us what consideration you gave to also reflecting recent acquisitions and dispositions in your pro forma data. For reference, see Article 11 of Regulation S-X.

19.   Furthermore, we note that you have/are in the process of changing your agreements with TCA and Corridor Energy. Please tell us what consideration you gave to reflecting any material changes in terms, when known, in the pro forma financial statements. For reference, see the Article 11 of Regulation S-X.

20.   Please revise your pro forma data to comply with the form and content required by Article 11 of Regulation S-X. Your revisions should include, but are not limited to:

  • A separate column for the historical condensed statements as well as a separate column for pro forma adjustments;

  • Accompanying explanatory notes for each pro forma adjustment including how the adjustments were calculated;

  • Greater detail regarding the accounting for major line items under the provisions of the Investment Company Audit Guide compared to the accounting that you intend to follow when no longer preparing your financial statements under the Guide; and

- The basis for determining that consolidation of Mowood, LLC is appropriate under GAAP.

The Company, page 22

Market Opportunity, page 24

21.   We note your discussion of the energy infrastructure assets that may be qualifying real estate assets and your statement that the "annualized estimate for investment in REIT qualifying energy assets is . . . ." Please revise to better put this statement into context. For example, it is not clear if this statement is meant to imply that you plan to invest that amount in REIT qualifying energy assets.

Investment Strategies and Due Diligence, page 26

22.   Please discuss whether you intend to focus on any particular geographic regions.

Financing Strategies, page 28

23.   Please expand your disclosure to discuss any changes in the company's financing strategy, including targeted leverage levels, as a result of the change in investment strategy and termination of BDC status.

Recent Developments, page 29

24.   We note your disclosure regarding the Magnetar MLP Investment LP and VantaCore Partners LP investments that occurred in June and July, respectively. We further note that your shareholders approved your election to withdraw your BDC status and pursue the acquisition of real property assets in April. Please explain why management determined to make these investments, which appear more in line with your prior investment strategy of investing in securities of U.S. energy infrastructure companies, after your shareholders approved your new business plan.

25.   We note your recent acquisition of a 40% undivided interest in the Eastern Interconnect Project. Please provide more detailed disclosure regarding the lease renewal provisions and the material costs, if any, of replacing the tenant in the event the lease is not renewed.

26.   Please tell us and expand your disclosure to explain how the percentages presented in the pie charts on page 30 tie into your historical and pro forma balance sheets.

Valuation of Securities Portfolio, page 34

27.   You disclose that you use broker-dealer quotes and pricing services in determining fair value of some of your securities. Please expand your disclosure to discuss the following:

- The number of quotes or prices you generally obtained per instrument, and if you

> obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

- Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

- The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

- Whether the broker quotes are binding or non-binding; and

- The procedures you performed to validate the prices you obtained.

28.   You disclose that you utilize independent valuation firms in valuing your private company investments. Please expand your disclosure to discuss the extent to which you adjust these valuations.

29.   You disclose that in determining the enterprise value of a portfolio company, your analysis consists of traditional valuation methodologies including market and income approaches, and that you use some or all of these methods based on the individual circumstances of each portfolio company. Please expand your disclosure to discuss the factors/circumstances you consider in determining which methods to use.

30.   You also note that the determined equity values may be discounted under certain circumstances. Please expand your disclosure to discuss the extent to which you apply discounts to the equity values.

Certain U.S. Federal Income Tax Considerations, page 36

31.   Please disclose a description of "material" aspects of federal tax consequences, rather than "certain" federal tax consequences. Please revise the heading and introductory paragraph of this section to clarify that the disclosure addresses "material" tax consequences.

Selling Security Holders, page 68

32.   Please identify the initial transaction in which the securities that may be resold were originally sold. Refer to Instruction II.G of Form S-3 for guidance.

Exhibits

33.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal or tax opinions with the next amendment, please provide draft copies for us to review. The drafts should be filed as EDGAR correspondence.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Distributable Cash Flow, page 21

34.   We note you have disclosed a performance measure referred to as "distributable cash flow." Please provide us a detailed analysis of why this measure is useful to investors. Where appropriate, please address the usefulness of each significant adjustment. We may have further comment.

35.   We note your disclosure of distributable cash flow and cash available for distribution in your Form 10-K as well as your 2011 Forms 10-Q. It appears that these may be liquidity measures since you show these amounts as the source of distributions paid including payout percentages per period. In light of this, tell us how your disclosure complies with Item 10(e) of Regulation S-K. In particular, address your determination of "Net Investment loss, before Income Taxes'" as the most directly comparable measure presented in accordance with GAAP and the appropriateness of the adjustments for asset acquisition expenses and non-recurring professional fees.

36.   For the year ended November 30, 2010, we note that you added an adjustment to distributable cash flow of $882K in capital gain proceeds to arrive at cash available for distribution. Please tell us the how this amount was derived and your basis for including this adjustment. In addition, advise us why distributions paid in stock have been included as a source of cash for the purpose of calculating distributable cash flow.

Item 9A. Controls and Procedures, page 24

37.   Please confirm that your management concluded that your disclosure controls and procedures were effective as of November 30, 2010. Based on the requirements in Items 307 and 308 of Regulation S-K, you should clearly state your conclusion regarding disclosure controls and procedures separately from your conclusion regarding your internal controls over financial reporting. Please advise.

Financial Statements

9. Investment Transactions, page F-20

38.   Please advise us of the status of expected additional contingent and escrow payments from the Timberline sale by Mowood.

Form 10-Q for the quarterly period ended May 31, 2011

9. Investment Transactions, page 18

39.   You disclose that proceeds from the escrow account related to the transaction with International Resource Partners, L.P. will be released upon satisfaction of certain post closing obligations and/or the expiration of certain time periods (the shortest of which is 14 months from the closing date). Please further address the following:

- Describe the post closing obligations in more detail and clarify what is meant by "and/or"; and

- Tell us if the entire amount would be released upon the shortest time or if it would be released in increments.

Form 10-Q for the Fiscal Period Ended August 31, 2011

10. Acquisition of Eastern Interconnect Project, page 18

40.   We note that you accounted for the acquisition of the Eastern Interconnect Project as a business combination. Please additionally address the following:

- Tell us how you considered the reporting requirements in your registration statement for providing additional financial statements related to this acquisition, and tell us the guidance that you relied upon;

- Clarify if this transaction was a sale-leaseback or whether this real property had a rental history and how that impacted your analysis above;

- Tell us the accounting policy for your 40% undivided interest in the real property and your basis for that accounting treatment;

- Tell us your basis for assigning a 20 year life to the physical assets; and

- On page 11, you disclose that you record lease income based on lease payments received; thus, it appears that you are using a cash basis revenue recognition model. Please advise and tell us your basis for this policy.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Quarterly Performance Review and Investment Outlook, page 22

41.   You disclose that you plan to provide net assets value (book value) per share as supplemental non-GAAP information in order to enhance your investors' overall

understanding of your financial statements. Please advise us how this non-GAAP measure will be calculated.

42. We note your disclosure on page 23, which indicates that your $1.2 million investment in VantaCore Partners LP occurred in August 2011. Your disclosure in your Form S-3 indicates that this occurred in July 2011. Please revise your registration statement for consistency or advise.

Liquidity and Capital Resources, page 26

43. Please revise the prospectus to address how the company expects to fund the repayment of the Eastern Interconnect debt maturing in 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782, or Cicely LaMothe, Senior Assistant Chief Accountant, at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Steven F. Carman
    Eric J. Gervais